Exhibit 12.1
Pregis Holding II Corporation
Ratio of Earnings to Fixed Charges
(in thousands)

	Successor			Predecessor
			October 13 to	January 1 to
	Year ended December 31,		December 31,	October 12,	Year ended December 31,
	2007	2006	2005	2005	2004	2003

Earnings:
Pretax income (loss) from continuing operations	$2,929	$(3,558)	$(4,695)	$(6,953)	$28,445	$27,803
Fixed charges	53,325	48,515	11,786	7,114	9,935	11,953
Less: Capitalized interest	(237)	(145)	(26)	(451)	(61)	(354)

Earnings	$56,017	$44,812	$7,065	$(290)	$38,319	$39,402

Fixed charges:
Interest expense	$46,730	$42,535	$10,524	$2,195	$4,433	$5,786
Capitalized interest	237	145	26	451	61	354
Interest component of rental expense	6,358	5,835	1,236	4,468	5,441	5,813

Total fixed charges	$53,325	$48,515	$11,786	$7,114	$9,935	$11,953

Ratio of earnings to fixed charges	1.05	0.92 *	0.60 *	(0.04) *	3.86	3.30

*	Earnings were insufficient to cover fixed charges by $3,703 for the year ended December 31,2006, $4,721 for the period October 13, 2005 to December 31, 2005, and $7,404 for the period January 1, 2005 to October 12, 2005.

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